Bell completes acquisition of AlarmForce to enhance its Connected Home strategy

•	Aligning AlarmForce with its Bell Aliant and Bell MTS home security and automation assets, Bell will deliver the latest Connected Home services to customers in Ontario, Québec, Atlantic Canada and Manitoba

•	Bell sells AlarmForce customer accounts in British Columbia, Alberta and Saskatchewan to TELUS Corporation

MONTRÉAL, January 5, 2018 – BCE Inc. (Bell) (TSX, NYSE: BCE) today announced the completion of its acquisition of Canadian home security and monitoring company AlarmForce Industries Inc. (TSX: AF) as part of Bell’s strategic expansion in the fast-growing Connected Home marketplace.

“Bell welcomes AlarmForce as we build on our position as Canada’s most trusted name in residential communications with an accelerated focus on Connected Home technology and services,” said Rizwan Jamal, President of Bell Residential and Small Business. “Building on our leadership and scale in broadband networks and residential services distribution, installation and customer services, Bell looks forward to delivering new and innovative smart home solutions to residential customers throughout Ontario, Québec, the Atlantic region and Manitoba.”

Bell provides security and monitoring services from Bell Aliant NextGen Home Security in Atlantic Canada and from AAA Security, a Bell MTS company, in Manitoba. AlarmForce currently serves more than 100,000 subscribers across the country with intrusion, smoke, flood and carbon monoxide detection services; automation services including lighting, climate and lock control systems; and in-home and mobile medical alert systems. AlarmForce CEO Graham Badun has agreed to stay on as a special advisor to Bell for 6 months to support the business transition and integration.

Bell has agreed to sell AlarmForce’s approximately 39,000 customer accounts in British Columbia, Alberta and Saskatchewan to TELUS Corporation for approximately $66.5 million, an amount per subscriber equivalent to that paid by Bell, effective today. There are no immediate changes to services for any AlarmForce customers, and Bell will work closely with TELUS to ensure a smooth transition for Saskatchewan, Alberta and BC customers over the next several months.

Information for AlarmForce shareholders

BCE acquired all approximately 11.4 million common shares of AlarmForce for a total aggregate consideration of approximately $182 million paid in a combination of cash and BCE common shares. BCE directly or indirectly funded the approximate $181 million cash component with available liquidity and issued 22,531 BCE common shares to fund the equity component. The share consideration was based on BCE’s 20-day volume weighted price of $61.60 ending December 27, 2017 (5 business days prior to the effective date of the transaction). Any AlarmForce shareholder who did not properly make an election by 5 pm eastern time on January 2, 2018 was deemed to have elected to receive, for each AlarmForce common share, the cash consideration. The table below indicates the entitlement to be received by AlarmForce shareholders for each AlarmForce common share:

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Election	Entitlement to be received

Cash consideration	$16.00 in cash

Share consideration	0.2597 of a BCE common share plus $0.01 in cash No fractional shares will be issued BCE will pay out fractional shares in cash

No valid election	$16.00 in cash

Certain AlarmForce shareholders who have elected to receive share consideration may be entitled to obtain a full or partial tax deferral subject to making a joint tax election with BCE. A tax instruction letter providing certain instructions on how to complete the tax election may be obtained at BCE’s website at BCE.ca/investors/shareholder-info/AlarmForce within 5 days of closing. AlarmForce common shares are expected to be delisted from the Toronto Stock Exchange (TSX) effective as of the close of business on January 8, 2018 and AlarmForce will apply to cease to be a reporting issuer under applicable Canadian securities laws.

Caution concerning forward-looking statements

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s business plans, objectives and strategies, and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Notice to U.S. shareholders of AlarmForce Industries Inc.

The transaction contemplated by this press release involved the securities of Canadian companies and is subject to Canadian disclosure requirements that are different from those of the United States. The BCE common shares issued pursuant to the statutory plan of arrangement under section 192 of the Canada Business Corporations Act, pursuant to which, among other things, BCE directly or indirectly acquired all of the issued common shares in the capital of AlarmForce, were not registered under the U.S. Securities Act of 1933 pursuant to an exemption from the registration requirements of such Act.

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About AlarmForce

AlarmForce provides security alarm monitoring, personal emergency response monitoring, video surveillance and related services to residential and commercial subscribers throughout Canada. More information about the Company’s products and services can be found at www.alarmforce.com.

About BCE

Canada’s largest communications company, BCE provides a comprehensive and innovative suite of broadband wireless, TV, Internet and business communication services from Bell Canada, Bell Aliant and Bell MTS. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca or Bell.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day, and provides significant Bell funding of mental health care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

@Bell_News

Investor inquiries

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not part of this Form 6-K and, therefore, is not furnished to the Securities and exchange Commission.”

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